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EXHIBIT 12

INTEL CORPORATION 2001 FORM 10-K

STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES FOR INTEL CORPORATION

(In millions, except ratios)

	Years Ended
	Dec. 27, 1997	Dec. 26, 1998	Dec. 25, 1999	Dec. 30, 2000	Dec. 29, 2001
Income before taxes	$10,659	$9,137	$11,228	$15,141	$2,183
Add - Fixed charges net of capitalized interest	43	49	63	82	125

Income before taxes and fixed charges (net of capitalized interest)	$10,702	$9,186	$11,291	$15,223	$2,308

Fixed charges:
Interest expense	$27	$34	$36	$35	$56
Capitalized interest	9	6	5	7	5
Estimated interest component of rental expense	16	15	27	47	69

Total	$52	$55	$68	$89	$130

Ratio of earnings before taxes and fixed charges, to fixed charges	206x	167x	166x	171x	18x

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INTEL CORPORATION 2001 FORM 10-K STATEMENT SETTING FORTH THE COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES FOR INTEL CORPORATION (In millions, except ratios)